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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,         January                                2007
                          ---------------------------------    -----------------
Commission File Number    000-29898
                          ---------------------------------    -----------------

                           Research In Motion Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                       Form 40-F   X
                         ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No   X
                       ------------------         ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________


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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Material Change Report, dated December 28, 2006.

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and
(ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).


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                                                                      DOCUMENT 1

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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       Name and Address of Company

         Research In Motion Limited (the "Company" or "RIM")
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         December 21, 2006.

3.       News Release

         A news release was issued in Waterloo, Ontario on December 21, 2006 through the newswire services of CCN Matthews and Market Wire, a copy of which is annexed hereto as Schedule "A".

4.       Summary of Material Change

         The Company provided on December 21, 2006 a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. The Company announced on December 21, 2006 its preliminary operating results for the third quarter of fiscal 2007 in a separate press release.

         The Company's management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM's Board of Directors has made a preliminary determination that a restatement of RIM's historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006, the preliminary operating results for the third quarter of fiscal 2007 announced on December 21, 2006, or to current or future financial years' operating results as a result of the restatement.

         As previously disclosed, the review of the Company's historical stock option practices has not yet been concluded and the Company therefore notified the OSC that it would not be in a position to file its restated historical financial statements or its financial statements for the second quarter of fiscal 2007 on or before December 17, 2006. As a result, pursuant to the management cease trade order issued by the OSC on November 7, 2006, RIM provided an update to the OSC on December 18, 2006 with respect to the status of the Company's continuous disclosure obligations. Following submissions from the Company and staff of the OSC, the OSC (by order dated December 18, 2006) continued the management cease trade order in accordance with its terms, provided that the Company report to the OSC on the status of its continuous disclosure obligations if the OSC has not received all necessary Company filings by March 5, 2007.

         The Company expects to file its financial statements for the second and third quarters of fiscal 2007 and its restated historical financial statements prior to its fiscal year end of March 3, 2007. In order to provide as much information to shareholders as possible prior to the Company's financial statement and MD&A filings and while its management-initiated, voluntary review is ongoing, the Company also intends (on or prior to January 16, 2007) to disclose additional financial information beyond the information reported in the announcements of the preliminary operating results for the second and third quarters of fiscal 2007, including a narrative explanation of the Company's performance during those quarters.

         The Company has had communications with both staff of the OSC and staff of the Securities and Exchange Commission (SEC) about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

5.       Full Description of Material Change

         The Company provided on December 21, 2006 a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. The Company announced on December 21, 2006 its preliminary operating results for the third quarter of fiscal 2007 in a separate press release.

         The Company's management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM's Board of Directors has made a preliminary determination that a restatement of RIM's historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006, the preliminary operating results for the third quarter of fiscal 2007 announced on December 21, 2006, or to current or future financial years' operating results as a result of the restatement.

         As previously disclosed, the review of the Company's historical stock option practices has not yet been concluded and the Company therefore notified the OSC that it would not be in a position to file its restated historical financial statements or its financial statements for the second quarter of fiscal 2007 on or before December 17, 2006. As a result, pursuant to the management cease trade order issued by the OSC on November 7, 2006, RIM provided an update to the OSC on December 18, 2006 with respect to the status of the Company's continuous disclosure obligations. Following submissions from the Company and staff of the OSC, the OSC (by order dated December 18, 2006) continued the management cease trade order in accordance with its terms, provided that the

         Company report to the OSC on the status of its continuous disclosure obligations if the OSC has not received all necessary Company filings by March 5, 2007.

         The Company expects to file its financial statements for the second and third quarters of fiscal 2007 and its restated historical financial statements prior to its fiscal year end of March 3, 2007. In order to provide as much information to shareholders as possible prior to the Company's financial statement and MD&A filings and while its management-initiated, voluntary review is ongoing, the Company also intends (on or prior to January 16, 2007) to disclose additional financial information beyond the information reported in the announcements of the preliminary operating results for the second and third quarters of fiscal 2007, including a narrative explanation of the Company's performance during those quarters.

         The Company has had communications with both staff of the OSC and staff of the Securities and Exchange Commission (SEC) about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

         Certain of the statements contained in the news release and in this Material Change Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, and readers are urged to consider carefully the cautionary language regarding such-forward looking statements contained in the news release.

6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Executive Officer

         For further information, please contact Dennis Kavelman - Chief Financial Officer of the Company at (519) 888-7465.

9.       Date of Report

         Dated at Waterloo, Ontario, this 28th day of December, 2006.

                                  SCHEDULE "A"

December 21, 2006

RIM Provides Status Update
--------------------------------------------------------------------------------

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. RIM today announced its preliminary operating results for the third quarter of fiscal 2007 in a separate press release.

The Company's management-initiated, voluntary review of stock option grants is ongoing. As previously disclosed, the Audit Committee of RIM's Board of Directors has made a preliminary determination that a restatement of RIM's historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006, the preliminary operating results for the third quarter of fiscal 2007 announced today, or to current or future financial years' operating results as a result of the restatement.

As previously disclosed, the review of the Company's historical stock option practices has not yet been concluded and the Company therefore notified the OSC that it would not be in a position to file its restated historical financial statements or its financial statements for the second quarter of fiscal 2007 on or before December 17, 2006. As a result, pursuant to the management cease trade order issued by the OSC on November 7, 2006, RIM provided an update to the OSC on December 18, 2006 with respect to the status of the Company's continuous disclosure obligations. Following submissions from the Company and staff of the OSC, the OSC (by order dated December 18, 2006) continued the management cease trade order in accordance with its terms, provided that the Company report to the OSC on the status of its continuous disclosure obligations if the OSC has not received all necessary Company filings by March 5, 2007.

The Company expects to file its financial statements for the second and third quarters of fiscal 2007 and its restated historical financial statements prior to its fiscal year end of March 3, 2007. In order to provide as much information to shareholders as possible prior to the Company's financial statement and MD&A filings and while its management-initiated, voluntary review is ongoing, the Company also intends (on or prior to January 16, 2007) to disclose additional financial information beyond the information reported in the announcements of the preliminary operating results for the second and third quarters of fiscal 2007, including a narrative explanation of the Company's performance during those quarters.

The Company has had communications with both staff of the OSC and staff of the Securities and Exchange Commission (SEC) about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.


                                     -more-
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                                      -2-


Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's ongoing management-initiated, voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM's historical, current and future financial statements, the anticipated timing of filing financial statements, and its intention to provide regular updates to its shareholders. The terms and phrases, "preliminary determination", "expects", "will", "anticipate", "intends" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: determinations made by RIM's Audit Committee, outside advisors, auditors and others; unanticipated developments and delays encountered during the ongoing review; developments relating to RIM's ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED
                                        ----------------------------------------
                                                       (Registrant)

Date:    January 3, 2007                By: /S/ DENNIS  KAVELMAN
         -------------------------          ------------------------------------
                                            Name:  Dennis Kavelman
                                            Title: Chief Financial Officer